VAN KAMPEN EMERGING GROWTH FUND


An Adjourned Special Meeting of the Shareholders of the Fund was held on November 12, 1999 where shareholders voted on the proposal to approve replacing the Fund's fundamental investment policy regarding investment in small-and medium-sized companies with a non-fundamental investment policy. With regard to this proposal, 43,838,076.813 shares were voted in the affirmative and 7,242,259.909 shares were voted against, 3,722,179.125 shares abstained from voting and 28,442,613 shares represented broker non-votes.